Ratio of Earnings to Fixed Charges						Exhibit 12
(In thousands)
	Years Ended December 31,
Earnings, as defined:	2006	2005		2004	2003	2002

Net income/(loss) from continuing operations before
cumulative effect of accounting change	$126,150	$(266,576)		$69,776	$77,266	$148,529
Income tax (benefit)/expense	(81,429)	(187,796)		21,765	19,879	72,682
Equity in earnings of regional nuclear
generating and transmission companies	(334)	(3,311)		(2,592)	(4,487)	(11,215)
Dividends received from regional equity investees	2,145	687		3,879	8,904	11,056
Fixed charges, as below	258,524	260,907		236,500	228,908	290,590
Interest capitalized (not including AFUDC)	-	-		-	-	(2,085)
Preferred dividend security requirements of
consolidated subsidiaries	(9,265)	(9,265)		(9,265)	(9,265)	(9,265)
Total earnings/(loss), as defined	$295,791	$(205,354)		$320,063	$321,205	$500,292

Fixed charges, as defined:

Interest on long-term debt	$141,579	$131,870		$107,365	$88,700	$134,471
Interest on rate reduction bonds	74,242	87,439		98,899	108,359	115,791
Other interest	22,217	19,755		8,762	10,398	16,998
Rental interest factor	5,300	6,733		7,067	7,366	5,433
Amortized premiums, discounts and
capitalized expenses related to indebtedness	5,921	5,845		5,142	4,820	6,547
Preferred dividend security requirements of
consolidated subsidiaries	9,265	9,265		9,265	9,265	9,265
Interest capitalized (not including AFUDC)	-	-		-	-	2,085
Total fixed charges, as defined	$258,524	$260,907		$236,500	$228,908	$290,590

Ratio of Earnings to Fixed Charges	1.14	(0.79)	(a)	1.35	1.40	1.72

(a) Earnings were inadequate to cover fixed charges by $466.4 million for the year ended December 31, 2005.